PICARD MEDICAL, INC.

1992 E Silverlake

Tucson AZ, 85713

August 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeanne Baker and Li Xiao

RE:	Picard Medical, Inc.

Registration Statement on Form S-1, as amended

Filed on April 1, 2025

File No. 333-286295

Dear Ms. Baker and Ms. Xiao

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Picard Medical, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 12, 2025, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Picard Medical, Inc.

By:	/s/ Patrick NJ Schnegelsberg
Name:	Patrick NJ Schnegelsberg
Tite:	Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP